Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

October 6, 2006

Catalyst terminates shareholder rights plan

Vancouver, BC – The Board of Directors of Catalyst Paper Corporation (TSX: CTL) today announced that it has terminated Catalyst’s shareholder rights plan and redeemed all outstanding rights in accordance with the plan. The redemption satisfies one of the conditions of the Third Avenue bid and would permit Third Avenue to take up shares under the bid, subject to the satisfaction or waiver of the remaining conditions, including approval of the transaction under the Investment Canada Act.

Keith Purchase, Chairman of the Catalyst Board of Directors, said, “Over the past two months, the Board has thoroughly evaluated a full range of alternatives to the Third Avenue offer. Given the difficult industry conditions, those alternatives were limited and the Board has concluded that an attractive alternative transaction is not available at this time. Having completed this process, the Board is terminating the rights plan to enable our shareholders to participate in Third Avenue’s offer should they wish to do so.”

“The Board of Directors has a number of concerns with the Third Avenue offer that were identified in our Directors’ Circular. Notwithstanding those concerns, we recognize that some of our shareholders may want to take advantage of the current premium to market that Third Avenue is offering, and we are terminating the rights plan to permit them to do so,” added Purchase.

The Board maintains the recommendation set out in the Directors’ Circular dated August 28th, 2006. Shareholders who do decide to accept the Third Avenue offer will have to deposit the shares that they propose to tender before the expiry of the offer, which currently is scheduled for 5:00 p.m. (Vancouver time) on October 20, 2006.

Shareholders who have questions about Third Avenue’s offer (or who may have already tendered to the Third Avenue offer and wish to withdraw their shares) may contact Georgeson, the information agent for Catalyst, toll free at 1-866-726-8613.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212